UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☑	Merger
☐	Liquidation
☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 11 of this form and complete verification at the end of the form.)
2.	Name of fund: Prospect Street High Income Portfolio Inc. (“Acquired Fund”)

3.	Securities and Exchange Commission File No.: 811-05557

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

NexBank Tower 13455 Noel Road, Suite 800 Dallas, Texas 75240

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

M. Jason Blackburn Highland Capital Management, L.P. NexBank Tower 13455 Noel Road, Suite 800 Dallas, Texas 75240 (972) 628-4100

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31 a-1 and 31 a-2 under the Act [17 CFR 270.31 a-1, .31a-2]:

Highland Capital Management, L.P. NexBank Tower 13455 Noel Road, Suite 800 Dallas, Texas 75240 (972) 628-4100

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☑	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☑ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Highland Capital Management, L.P. NexBank Tower 13455 Noel Road, Suite 800 Dallas, Texas 75240

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

B. Riley & Co., Inc. 11150 Santa Monica Boulevard, Suite 750 Los Angeles, California 90025

13.	If the fund is a unit investment trust (“UIT”) provide: N/A
(a)	Depositor’s name(s) and address(es): N/A

(d)	Trustee’s name(s) and address(es): N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place: February 20, 2008

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: June 10, 2008, as adjourned from June 6, 2008

If No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: July 18, 2008

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?

☑ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

On July 17, 2008, the Fund redeemed its Auction Rate Cumulative Preferred Shares at a price equal to the liquidation preference of $25,000 per share plus any accumulated and unpaid dividends.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑* No

*	Highland Credit Strategies Fund is responsible for the Fund’s liabilities.
If Yes,
(a)	Describe the type and amount of each debt or other liability:
•	Audit Fees—$

•	Legal Fees—$

•	Printer Fees—$
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $70,915.95

(ii)	Accounting expenses: $3,000.00

(iii)	Other expenses (list and identify separately):
•	Printer Fees— $17,844.27

•	Solicitation Fees— $7,483.97

•	Miscellaneous—$53.24
(iv)	Total expenses (sum of lines (i)-(iii) above): $99,297.43
(b)	How were those expenses allocated? The expenses were allocated based on net assets.

(c)	Who paid those expenses?

The Acquired Fund was responsible for paying a proportionate allocation of the merger expenses based on relative net assets.
(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☑ Yes ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Highland Capital Management, L.P. et al. v. Grant Thornton LLP — The Fund was a plaintiff in this accounting malpractice claim in respect of an audit of a portfolio investment of the Fund and Highland Credit Strategies Fund will succeed to any proceeds of the litigation. The case is pending before the Texas Supreme Court following dismissal on summary judgment by the trial court and reversal of the summary judgment by the intermediate appellate court.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Highland Credit Strategies Fund

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- 21869

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 1933 Act File No. 333-149424, 4/24/08, 497 filing (SEC Accession No. 0000950134-08-007320)

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Prospect Street High Income Portfolio Inc., (ii) he is the President of Prospect Street High Income Portfolio Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ James D. Dondero
James D. Dondero
President